FORDHAM FINANCIAL MANAGEMENT, INC.
DECEMBER 31, 2015

EXEMPTION REPORT

Fordham Financial Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fordham Financial Management, Inc.

I, William Baquet, affirm that, to my knowledge and belief, this Exemption Report is true and correct.

By:_____
    William Baquet, President

February 26, 2016